Filed pursuant to Rule 433

Registration Statement No. 333- 228721

August 12, 2019

MERCHANTS BANCORP

5,000,000 Depositary Shares

Each Representing a 1/40th

Interest in a Share of

6.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock

Issuer:	Merchants Bancorp, an Indiana corporation and a bank holding company (Nasdaq: MBIN) (the “Company”)

Security(1):	Depositary Shares, each representing 1/40th interest in a share of the Company’s 6.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”)

Size:	$125 Million (or 5,000,000 Depositary Shares)

Maturity:	Perpetual

Expected Security Rating(2):	Egan-Jones: BBB+

Liquidation Preference	$1,000 per share of Preferred Stock (equivalent of $25 per Depositary Share)

Dividend Payment Dates:	Dividends will be payable on January 1, April 1, July 1, and October 1 of each year, commencing on October 1, 2019, in each case when, as and if declared by the Company’s board of directors.

Dividend Rate (Non-cumulative):

At a rate per annum equal to 6.00% from the original issue date to, but excluding, October 1, 2024; and from and including October 1, 2024, a floating rate equal to the then current three-month LIBOR, provided that if the three-month LIBOR rate is less than zero then the three-month LIBOR rate shall be deemed to be zero, plus 456.9 basis points; in each case, only when, as, and if declared by the Company’s board of directors.

Day count:	30/360 from the original issue date to, but excluding, October 1, 2024, and a 360-day year and the number of days actually elapsed from and including October 1, 2024.

Optional Redemption:

The Preferred Stock may be redeemed at the Company’s option, subject to regulatory approvals, at a cash redemption price equal to $1,000 per share of Preferred Stock (equivalent of $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date (i) in whole or in part, on October 1, 2024, or any dividend payment date thereafter or (ii) in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described and subject to the limitations in the prospectus supplement. Neither the holders of the Preferred Stock nor holders of Depositary Shares will have the right to require redemption or repurchase of the Preferred Stock.

Listing:	The Company has filed an application to list the Depositary Shares with the

Nasdaq Capital Market under the symbol “MBINO.” If the application is approved, trading of the Depositary Shares is expected to begin within 30 days after the original issue date.

Trade Date:	August 12, 2019

Settlement Date:	August 19, 2019 (T+5)*

Public Offering Price:	$25 per Depositary Shares (equivalent to $1,000 per share of Preferred Stock)

Underwriting Discount:	$0.7875 per Depositary Share

Net Proceeds (before expenses) to Issuer:	$121,062,500

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC

Co-Manager:	Sandler O’Neill + Partners, L.P.

Depository:	Computershare Trust Company, N.A. and Computershare Inc., collectively.

CUSIP/ISIN:	58844R 603 / US58844R6036

The Company has filed a “shelf” Registration Statement on Form S-3 (File No. 333-228721) (including the base prospectus) on December 7, 2018 and a related preliminary prospectus supplement on August 12, 2019 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, any related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or UBS Securities LLC toll-free at 1-888-827-7275.

*We expect that delivery of the Depositary Shares will be made against payment therefor on or about August 19, 2019, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5” ). Pursuant to Rule 15c6-1 promulgated under the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the delivery of the Depositary Shares hereunder will be required, by virtue of the fact that the Depositary Shares initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their advisors.

(1)         Neither the Depositary Shares nor the Preferred Stock is a savings account, deposit or other obligation of any of the Company’s bank or non-bank subsidiaries, and neither is insured by the Federal Deposit Insurance Corporation or any other governmental agency, or instrumentality.

(2)         A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.